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SEC 19005401

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Government Capital Securities Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

559 SILICON DRIVE, STE 102
(No. and Street)

SOUTHLAKE (City) TX (State) 76092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERRY DEBO (817) 421-5400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.C. NEAL, P.C.
(Name – *if individual, state last, first, middle name*)

3208 N O'CONNOR RD (Address) IRVING (City) TX (State) 75062 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, THEODORE CHRISTENSEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOVERNMENT CAPITAL SECURITIES CORPORATION, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

WENDY DOLAN
MY COMMISSION EXPIRES
DECEMBER 10, 2019
NOTARY ID: 125757484

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] *(d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] *(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] *(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] *(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting firm on Management's Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Exempt, Not Applicable or None.*

GOVERNMENT CAPITAL SECURITIES CORPORATION
FINANCIAL STATEMENTS
Years Ended December 31, 2018 and 2017
and
SUPPLEMENTARY INFORMATION
December 31, 2018

CONTENTS

R.C. Neal, P.C.
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and the Board of Directors of
Government Capital Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Government Capital Securities Corporation ("the Company") as of December 31, 2018 and 2017, the related statements of income, changes in stockholders' equity, and cash flows for years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for years then ended, in conformity with accounting principles general accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to access the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also include evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplementary Information

The supplementary information contained in Schedules 1, 2 and 3 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedules 1, 2 and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

R.C. Neal, P.C.

R.C. Neal, P.C.

We have served as the Company's auditor since 1999.

Irving, Texas
January 28, 2019

GOVERNMENT CAPITAL SECURITIES CORPORATION
BALANCE SHEETS
DECEMBER 31, 2018 and 2017

ASSETS	2018	2017
CASH AND CASH EQUIVALENTS	$ 215,758	$ 215,948
PREPAID EXPENSES	970	1,474
TOTAL CURRENT ASSETS	216,728	217,422
TOTAL ASSETS	$ 216,728	$ 217,422
LIABILITIES AND STOCKHOLDERS' EQUITY		
ACCRUED EXPENSES	$ 26,700	$ 56,839
ACCRUED TAXES	2,094	3,211
TOTAL CURRENT LIABILITIES	28,794	60,050
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	10	10
Additional paid-in capital	19,990	19,990
Retained earnings	167,934	137,372
TOTAL STOCKHOLDERS' EQUITY	187,934	157,372
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 216,728	$ 217,422

The accompanying notes are an integral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2018 and 2017

	2018	2017
REVENUES		
Financial advisory fees	$ 1,809,213	$ 2,303,053
EXPENSES		
Legal and professional fees	398,025	544,411
Salaries, commissions and related taxes	813,575	900,125
Other direct costs	181,378	381,471
General and administrative	383,779	502,579
	1,776,757	2,328,586
INCOME (LOSS) BEFORE INCOME TAXES	32,456	(25,533)
INCOME TAXES	1,894	3,036
NET INCOME (LOSS)	$ 30,562	$ (28,569)

The accompanying notes are an integral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common Stock		Additional Paid-In	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2016	1,000	$ 10	$ 19,990	$ 165,941	$ 185,941
Net Loss	-	-	-	(28,569)	(28,569)
Balance at December 31, 2017	1,000	10	19,990	137,372	157,372
Net Income	-	-	-	30,562	30,562
Balance at December 31, 2018	1,000	$ 10	$ 19,990	$ 167,934	$ 187,934

The accompanying notes are an integral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 and 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 30,562	$ (28,569)
Adjustments to reconcile net income to net cash provided by operating activities:		
Net decrease (increase) in:		
Prepaid expenses	504	(289)
Net increase (decrease) in:		
Accrued expenses	(31,256)	33,032
Net cash provided by operating activities	(190)	4,174
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES	-	-
NET INCREASE (DECREASE) IN CASH	(190)	4,174
CASH AT BEGINNING OF PERIOD	215,948	211,774
CASH AT END OF PERIOD	$ 215,758	$ 215,948
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for income taxes	$ 3,011	$ 1,343

The accompanying notes are an integral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORTATION
INDEX TO
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 and 2017

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Government Capital Securities Corporation (Company) was incorporated on January 25, 1999, and became registered with the United States Securities and Exchange Commission as a broker-dealer in February 1999. The Company offers a broad range of public finance services including financial advisory services as well as securities placement agent.

Cash equivalents – The Company considers time deposits with original maturities of three months or less to be components of cash.

Revenue recognition – The Company receives fees in connection with the offering of municipal advisory services. Financial advisory fees are earned only after the securities offerings and related advisory services are completed.

Management estimates - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions which could affect the reported amounts of assets, liabilities, revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Income Taxes – The Company has elected under the Internal Revenue Code to be taxed as an S Corporation. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their proportionate shares of the Company's taxable income.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1) which requires maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1. The Company had net capital of $186,964 and $155,898 at December 31, 2018 and 2017 respectively, which exceeds the $5,000 minimum required. The Company's capital exceeds the minimum required levels for each of the states in which it operates.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares office facilities with an affiliate. Effective December 1, 2003, the Company entered into an Operating Agreement with the affiliate whereby the Company is charged a monthly management fee, which is intended to cover various administrative and overhead costs. The management fee is determined on a reasonable and consistent basis that attempts to equate the proportional cost to the proportional benefit derived by the Company. The monthly management fee is payable upon specific request by the affiliate and is subject to adjustment at least annually. Additionally, the Company may pay additional fees to the affiliate in consideration of the affiliate's established reputation in the municipal leasing market, its relationships with a large number of municipal entities in the Company's geographic market, and the direct and indirect assistance provided by the affiliate in referring municipal bond opportunities to the Company. Total fees paid by the Company were $269,400 and $389,000 for 2018 and 2017, respectively.

NOTE 4 – INCOME TAXES

Income tax expense was computed as follows:

	2018	2017
State franchise tax	$ 1,894	$ 3,036
Total Taxes	$ 1,894	$ 3,036

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 28, 2019, the date that the financial statements were available to be issued. No significant subsequent events have been identified that would require adjustment of or disclosure in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

GOVERNMENT CAPITAL SECURITIES CORPORTATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

NET CAPITAL	
Total stockholders' equity	$ 187,934
Less non-allowable assets:	
Prepaid expenses	(970)
TOTAL NET CAPITAL	186,964
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required under Rule 15c3-1	5,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIRED	$ 181,964
AGGREGATE INDEBTEDNESS	$ 28,794
PERCENTAGE OF AGGREGATED INDEBTEDNESS TO NET CAPITAL	15.40%

SCHEDULE 2

GOVERNMENT CAPITAL SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

EXEMPTIVE PROVISIONS:

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i). The broker dealer does not clear transactions, does not carry customer accounts and is not a broker-dealer that effectuates financial transactions with customers in accordance with that rule.

SCHEDULE 3

GOVERNMENT CAPITAL SECURITIES CORPORATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THE COMPUTATIONS INCLUDED IN PART IIA OF FORM X-17A-5
DECEMBER 31, 2018

NET CAPITAL PER FOURTH QUARTER FORM X-17A-5	$ 186,964
DIFFERENCES	-
NET CAPITAL PER FINANCIAL STATEMENTS	$ 186,964

R.C. Neal, P.C.
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT

The Board of Directors
Government Capital Securities Corporation

We have reviewed management's statements, included in the accompanying exemption report, in which (a) Government Capital Securities Corporation (a Texas Corporation) identified the following provisions of 17C.F.R. §240.15c3-3(k)(i) under which Government Capital Securities Corporation claimed an exemption from 17C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (b) Government Capital Securities Corporation stated that Government Capital Securities Corporation met the identified exemption provisions throughout the period from January 1, 2018 to December 31, 2018 without exception. Government Capital Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Government Capital Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

R.C. Neal, P.C.
R.C. Neal, P.C.
Irving, Texas
January 28, 2019

3208 N. O'Connor Rd. · Irving, Texas 75062 · (972) 259-5757

GOVERNMENT CAPITAL SECURITIES CORPORTATION
EXEMPTION REPORT

Government Capital Securities Corporation (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17C.F.R. §240.15c3-3 under the following provisions of 17C.F.R. §240.15c3-3(k)(2)(i) throughout the period from January 1, 2018 to December 31, 2018.

(2) The Company met the identified exemption provisions in 17C.F.R. §240.15c3-3(k) throughout the period from January 1, 2018 to December 31, 2018 without exception.

Government Capital Securities Corporation

I Theodore Christensen swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: ______________________

Title: President

Date: January 28, 2019

R.C. Neal, P.C.
CERTIFIED PUBLIC ACCOUNTANT

SEC Mail Processing

FEB 04 2019

Wc

To the Board of Directors of Government Capital Securities Corporation
559 Silicon Drive, Ste. 102
Southlake, TX 76092

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by Government Capital Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Government Capital Securities Corporation compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Government Capital Securities Corporation management is responsible for the Government Capital Securities Corporation compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with detailed cash general ledger account noting no difference;
2. Compared total revenue reported on the audited Form X-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3. Compared the deduction for direct pass-through expenses reported in the Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical of the calculations reflected in Form SIPC-7 noting no differences; and
5. Noted there was no overpayment to compare with Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

January 28, 2019

R.C. Neal, P.C.

R.C. Neal, P.C.

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******2389*********************MIXED AADC 220
51555 FINRA DEC
GOVERNMENT CAPITAL
SECURITIES CORPORATION
345 MIRON DR
SOUTHLAKE, TX 76092-7826

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Terry Debo 817-722-0205

SEC Mail Processing
FEB 04 2019
Washington, DC

2. A. General Assessment (item 2e from page 2) $ 1,879

B. Less payment made with SIPC-6 filed (exclude interest) (1,108)

7/16/18
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 771

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☒ ACH ☐
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Government Capital Securities Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 3rd day of January, 2019.

Vice President-Compliance
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,809,213
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Direct Pass-Through Expenses - see attached (Deductions in excess of $100,000 require documentation)	556,673
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	556,673
2d. SIPC Net Operating Revenues	$ 1,252,540
2e. General Assessment @ .0015	$ 1,879
	(to page 1, line 2.A.)

Government Capital Securities Corporation
FINRA/SEC Number: 5155
Supplementary Statement For 2018 Annual Form SIPC-7 Filing
Direct, Pass-Through Expenses For Line Item No. 2c(8)

Legal Fees, Transactional	$	375,295
Other Direct Transaction Fees (A)		181,378
Total, Item 2c(8)	$	556,673

(A) Other Direct Transaction Fees Include:

* Attorney General Fees
* Texas Education Association Bond Application Fees
* Standards & Poors Rating Service Fees
* Municipal Advisory Council Filing Fees
* Other